SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    133290106
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                                 (CUSIP Number)

      Bradco Supply Corporation           Barry Segal
      13 Production Way                   c/o Bradco Supply Corporation
      P.O. Box 67                         13 Production Way
      Avenel, New Jersey 07001            P.O. Box 67
      Phone: (732) 382-3400               Avenel, New Jersey 07001
                                          Phone: (732) 382-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              - with a copy to -

                         Stanley U. North, III, Esq.
            Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                             One Riverfront Plaza
                           Newark, New Jersey 07102
                                (973) 643-7000

                                February 11, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                               Page 1 of 11 Pages

CUSIP No. 133290106               SCHEDULE 13D                Page 2 of 11 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bradco Supply Corporation
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
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                  7     SOLE VOTING POWER

                        2,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.02%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 133290106               SCHEDULE 13D                Page 3 of 11 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry Segal
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        547,400
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               547,400
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      549,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.31%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

      Bradco Supply Corporation, a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby amend the statement on Schedule 13D originally filed jointly by the Reporting Persons on February 10, 2000, (the "Schedule 13D"), with respect to their beneficial ownership of Common Stock of Cameron Ashley Building Products, Inc. ("Cameron" or the "Company").

Item 1. Security and Issuer

      No change.

Item 2. Identity and Background

      Information Regarding Bradco

            No change.

      Information Regarding Barry Segal

            No change.

Item 3. Source and Amount of Funds or Other Consideration

      Since last reported, through February 14, 2000, Segal has further directly purchased approximately 104,500 shares of Cameron Common Stock on the open market for the aggregate purchase price of approximately $1,602,382. An itemized breakdown of the daily transactions since February 8, 2000 is more fully set forth in Item 5 below. The source of funds for the payment by Segal for such Cameron Common Stock was with borrowed funds obtained from his broker on a margin basis. These borrowed funds are secured by the securities held by such broker on Segal's behalf. In addition, Bradco has agreed to provide Segal with an unsecured line of credit of up to $5 million for general purposes including the repayment of margin borrowings.

Item 4. Purpose of Transaction

      The Reporting Persons believe that the current Cameron management buy-out offer of $15.10 per share is inadequate and is well below the true market value of this stock.

      In a transaction that would provide superior value to Cameron shareholders, the Reporting Persons are seeking to purchase approximately 60% of the outstanding shares of Cameron at $16.25/share, merge Bradco's existing operations into Cameron and then with the help of Cameron management work to grow the combined companies. Cameron shareholders who maintain their investment in Cameron would be able to share in the future potential of the combined companies. Further, by providing Cameron shareholders the option to continue to hold the stock of the combined entity, Cameron shareholders could avoid a taxable transaction or alternatively possibly derive capital gain tax benefits for the appreciation in the value of their individual holdings.

      The Reporting Persons are interested in pursuing the foregoing transaction, preferably on an amicable basis, and Bradco has attempted to initiate discussions with the Special Committee of the Board of Directors of Cameron to that effect. A recent letter from the Cameron Special Committee declining to consider Bradco's proposal is annexed hereto as Exhibit 2. Bradco's response is annexed hereto as Exhibit 3. No meaningful discussions have yet occurred between the companies.

      The Reporting Persons believe, based on initial discussions with Bradco's primary lender, that such lender would be willing to consider providing financing if such an amicable transaction can be accomplished.

      Upon consummation of the contemplated Bradco transactions, the shares of Cameron Common Stock would continue to be authorized to be traded on the New York Stock Exchange, and the shares of Cameron Common Stock would continue to be registered under the Securities Exchange Act of 1934.

      Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase from time to time in the open market or privately negotiated transactions additional shares of Cameron Common Stock. In determining whether to purchase additional shares of Cameron Common Stock, the Reporting Persons intend to consider various factors, including Cameron's financial condition, business and prospects, other developments concerning Cameron, the reaction of Cameron to the Reporting Persons' ownership of shares of Common Stock, price levels of Cameron Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to enhance or withdraw its proposals to the Special Committee or dispose of all or a portion of their shares of Cameron Common Stock.

      The Reporting Persons continue to evaluate the recent Guardian buyout offer of $17 per share which was announced February 11, 2000.

      Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cameron, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Cameron or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of Cameron; (iv) any other material change in Cameron's business or corporate structure; (v) any other material changes in Cameron's charter or bylaws or other actions which may impede the acquisition of the control of Cameron by any persons; (vi) causing a class of securities of Cameron to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of Cameron becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) Segal is the direct beneficial owner of 547,400 shares of Cameron Common Stock, representing approximately 6.29% of the outstanding Cameron Common Stock (based on the 8,705,367 shares of Cameron Common Stock reported to be outstanding as of January 14, 2000 in Cameron's Annual Report on Form 10K for the fiscal year ended October 31, 1999). In addition, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Segal may be deemed to be the indirect beneficial owner of the 2,000 shares of Cameron Common Stock owned by Bradco, representing approximately .02% of the outstanding Cameron Common Stock. Therefore, Segal may be deemed the beneficial owner of 549,400 shares of Cameron Common Stock representing approximately 6.31% of the outstanding Cameron Common Stock.

      (b) Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Cameron Common Stock owned by him. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Cameron Common Stock owned by it.

      (c) Since February 7, Segal has effected the following purchase and sales of Cameron Common Stock on the open market.

Transaction          Quantity                  Date                 Unit Price
-----------          --------                  ----                 ----------
Bought                 12,300               02/08/2000                $14.50
Bought                    900               02/08/2000                $14.438
Bought                    100               02/08/2000                $14.375

Transaction          Quantity                   Date               Unit Price
-----------          --------                   ----               ----------
Bought                10,600                 02/09/2000              $14.50
Bought                 1,200                 02/09/2000              $14.438
Bought                 9,000                 02/09/2000              $14.563

Bought                16,000                 02/10/2000              $14.50
Bought                 2,000                 02/10/2000              $14.438
Bought                 2,000                 02/10/2000              $14.375
Bought                 2,000                 02/10/2000              $14.313

Bought                12,800                 02/11/2000              $16.375
Bought                 9,000                 02/11/2000              $16.250
Sold                  <1,000>                02/11/2000              $16.250
Bought                 2,200                 02/11/2000              $16.313
Bought                 6,000                 02/11/2000              $16.125

Bought                 4,000                 02/14/2000              $16.438
Bought                 6,000                 02/14/2000              $16.375
Bought                 5,000                 02/14/2000              $16.313
Bought                 4,000                 02/14/2000              $16.250
Bought                   400                 02/14/2000              $16.125

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Cameron, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Schedule A  Executive Officers and Directors of Bradco Supply
                  Corporation [incorporated by reference to Schedule A of initial Schedule 13D filed February 10, 2000].

      Exhibit 1 Bradco Letter dated January 21, 2000 to the Special Committee of the Board of Directors of the Company. [Incorporated by reference to Exhibit B of initial Schedule 13D filed February 10, 2000.]

      Exhibit 2 Letter from the Special Committee of the Board of Directors of the Company dated February 11, 2000.

      Exhibit 3 Bradco Letter dated February 15, 2000 to the Special Committee of the Board of Directors of the Company.

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2000

                              BRADCO SUPPLY CORPORATION


                              By: /s/ Barry Segal
                                  ------------------------------------
                              Name:  Barry Segal
                              Title: Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2000


                              By:  /s/ Barry Segal
                                  ------------------------------------
                              Name:  Barry Segal

                             JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Cameron Ashley Building Products, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of this 9th day of February, 2000

                                    BRADCO SUPPLY CORPORATION


                                    By:  /s/ Barry Segal
                                         ---------------------------------------
                                    Name: Barry Segal
                                    Title: Chief Executive Officer


                                    By:  /s/ Barry Segal
                                         ---------------------------------------
                                    Name: Barry Segal

                    Exhibit 2 to Schedule 13D Amendment No. 1
                               filed on behalf of
                            Bradco Supply Corporation

                                February 11, 2000

Via Facsimile: 732-382-6577

Mr. Barry Segal
Bradco Supply Corp.
13 Production Way
P.O. Box 87
Avenel, New Jersey 07001-0067

      Re:   Cameron Ashley Building Products, Inc.

Dear Mr. Segal:

      The Special Committee of the Board of Directors of Cameron Ashley Building Products, Inc. has received your letters dated January 21, 2000 and January 27, 2000 and is also aware of the Schedule 13D you recently filed. As you have probably seen by now, Cameron Ashley announced today the receipt of a proposal from Guardian Industries Corp. to acquire 100% of the outstanding shares of Cameron Ashley common stock at $17.00 per share. The Special Committee is currently considering the Guardian proposal and, in light of its superior terms, does not believe further consideration of your proposal is warranted at the present time.

                                    Sincerely,


                                    Lawrence P. Klamon

cc:   Veronica Biggins
      Ronald R. Ross
      CBP Holdings, Inc. (c/o Bart McLean; Fax: (404) 816-3258)

                    Exhibit 3 to Schedule 13D Amendment No. 1
                               filed on behalf of
                            Bradco Supply Corporation

                     [Bradco Supply Corporation Letterhead]

VIA FACSIMILE: 404-352-9987

                                                       February 15, 2000

Mr. Lawrence P. Klamon
2665 Dellwood Drive, N.W.
Atlanta, GA 30305-3519

Dear Larry:

I was a little surprised at your February 11 response. Obviously, we didn't know of Guardian's proposal at the time of our offer. Many of your employees and shareholders might feel differently for the following reasons:

1) Our goal would be to keep the company public. People with options and warrants would have the opportunity for greater profits.

2) By keeping the company public, people with profits might not incur tax liabilities or have the opportunity for capital gains.

3) Our fourth quarter (which corresponds to your first quarter) was excellent.

4) If we knew the degree of cooperation with management, our offer has the potential to be significantly higher because:

      a) In 2-3 years, Bradco will need a new computer systems. If Bradco could be added to Cameron's system, the savings could be in the $15 million area further strengthening the two companies.

      b) The reason any of these offers seem to be attractive is, for some unknown reason, the Cameron stock price has been extremely low. Companies traditionally go at much higher multiples, especially for control.

      c) If management would spend the time to explore the various options, they might find that the sum of the parts might have more value than the whole.

            The following are also possible:

1)    Guardian could take the Canadian operations.

2) Ashley seemed like the cash cow of the operation and Bradco would be happy to hold it or possibly sell it off if it was attractive to the shareholders.

      We strongly feel that the board has an obligation to explore every offer in detail and give it fair treatment and not to just disregard ours as per your February 11 response. Such disregard is not fair to all the shareholders, and an auction is beneficial to the shareholders. Evidently, your management may have met with Guardian, but we should not be dismissed so lightly.

                                                Sincerely,


                                                Barry Segal

      BS/dmd

cc:   Guy Kerr, Esq. (FAX) 214-740-8800
      Richard Cravey (FAX) 404-816-3258
      Ronald Ross (FAX) 214-860-5148